TransAlta’s Chief Financial Officer to retire in 2006

CALGARY, Alberta (June 30, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced that Ian Bourne, executive vice-president and chief financial officer, will be retiring by the end of 2006 after nine years of service with the company.

Mr. Bourne plans to become more active as a director on corporate boards and stay involved in the community. Currently Mr. Bourne serves on the board and chairs the audit committee of Ballard Power Systems. He is also a director of TransAlta Power L.P. Mr. Bourne is chair of the Glenbow Museum in Calgary, a director of the Calgary Philharmonic Society and is on the Investment Committee of The Calgary Foundation and the Chairmen’s Circle of Southern Alberta Institute of Technology (SAIT).

Mr. Bourne joined TransAlta as chief financial officer in January 1998 and throughout his career has served in a chief financial officer capacity for a total of 20 years.

TransAlta has begun the recruitment process and is implementing a plan in order to ensure internal and external continuity. To facilitate an effective transition, Mr. Bourne will play a key role in the recruitment of his replacement. Mr. Bourne will continue as chief financial officer until his replacement is appointed.  He will continue to work on strategic corporate issues until his retirement in 2006.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

                                    Investor inquiries:

Sneh Seetal

                                    Daniel J. Pigeon

Senior Media Relations Advisor

                                    Director, Investor Relations

Phone:  (403) 267-7330

                                    Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

                                    Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

                                    E-mail:  investor_relations@transalta.com